June 28, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Richie

Re:	Safe Pro Group Inc.
Draft Registration Statement on Form S-1
Submitted April 17, 2024
CIK No. 0002011208

Ladies and Gentlemen:

This letter is being submitted on behalf of Safe Pro Group Inc. (the “Company”) in response to the comment letter, dated June 14, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Draft Registration Statement on Form S-1 filed on May 30, 2024 (the “Draft Registration Statement”).

For your convenience, we have repeated each comment prior to the response in italics. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Our Competition, page 35

1.	We note your revised disclosure in response to prior comment 16, including that “we compete based on customization, rapid prototyping, and low cost due to our low overhead in comparison to large manufactures who can take longer to rapid develop non-off the shelf solutions.” Please further revise your disclosure to provide detail discussing how customization, rapid prototyping, and low cost are utilized by each of your subsidiaries and their relevant markets. Quantify comparative costs and timeframes for development, as appropriate.

RESPONSE: The Draft Registration Statement has been amended to remove the disclosure referenced above.

Our Customers, page 35

2.	We note your revised disclosure in response to prior comment 17 and reissue in part. Please file your contracts with Florida Power & Light and any other material contracts the Company has entered into, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Draft Registration Statement has been amended to include the Company’s contracts with Florida Power & Light in the exhibit index as Exhibits 10.19 through 10.23.

Regulation, page 37

3.	We note your response to prior comment 22. Please revise your disclosure to provide a more complete and detailed discussion of material regulations relating to your three business units and the geographic locations in which you currently, or plan to, operate. Please explain how these regulations impact your current and planned operations. Refer to Item 101(h)(4)(ix) of Regulation S-K.

RESPONSE: The Draft Registration Statement has been amended on page 37 to add the following regulation disclosure:

“Regulation

Each of our operating subsidiaries is subject to different types of government regulation. We are not subject to any specific environmental regulation and do not incur any costs associated with compliance with any environmental regulation.

Safe-USA LLC

Safe-Pro USA sells body armor and related protective personnel equipment. Exporting body armor from the United States involves compliance with various regulations governed by multiple federal agencies. These regulations are designed to control the distribution of military and dual-use items to ensure national security and foreign policy interests. The primary regulatory frameworks include the International Traffic in Arms Regulations (ITAR) the Export Administration Regulations (EAR) of the U.S. Department of Commerce, and trade sanctions regulations administered by the Office of Foreign Assets Controls of the U.S. Treasury Department.

1. International Traffic in Arms Regulations (ITAR)

ITAR is administered by the U.S. Department of State, Directorate of Defense Trade Controls (DDTC) and applies to defense articles and services listed on the U.S. Munitions List (USML). Level IV body armor are classified as defense articles. They are listed under Category X (Protective Personnel Equipment) of the USML. Exporting ITAR-controlled items requires a license from the DDTC.

Currently, we do not export Level IV body armor. Our protective equipment is exported for the use of non-governmental organizations in humanitarian demining efforts. While we are not currently subject to these export regulations, we are registered with DDTC.

2. Export Administration Regulations (EAR)

EAR is administered by U.S. Department of Commerce, Bureau of Industry and Security (BIS) and regulates dual-use items (commercial items with potential military applications) listed on the Commerce Control List (CCL). Body armor intended for civilian use or law enforcement are classified as dual-use items. NIJ (National Institute of Justice) level III body armor formerly on the USML is now under ECCN 1A613 and is exempt from export licensing. The license requirements are dependent upon an item’s technical characteristics, the destination, the end-use, and the end-user, and other activities of the end-user. Some exports may qualify for exceptions under specific conditions (e.g., shipments to certain friendly countries or under specific value thresholds).

3. Office of Foreign Assets Control (OFAC) Regulations

OFAC is administered by the U.S. Department of the Treasury and regulates economic and trade sanctions based on U.S. foreign policy and national security goals. OFAC limits or prohibits the export of certain items to countries, people and organizations. We do not export to Sanctioned Countries or Specially Designated Nationals for which a license would be required.

Additional restrictions and obligations

U.S. regulators may also impose new restrictions on previously non-controlled emerging or foundational items and technologies for which exports to countries such as China are deemed to present undesirable national security risks. Even without such legislative or regulatory action, we would be prohibited from exporting our products to any foreign recipient if we have knowledge that a violation of U.S. export regulations has occurred, is about to occur or is intended to occur in connection with the item. We maintain compliance with these various regulations by employing consultants with specific knowledge of ITAR and EAR compliance.

Safe Pro AI LLC

There is currently no state or federal regulation regarding the development of artificial intelligence or machine learning tools. Safe Pro AI does not collect personal identifiable information and is not subject to laws and regulations governing such as the California Consumer Privacy Act. Safe Pro AI’s primary product SpotlightAI is accessed through the web on a subscription basis. The subscription does not give a subscriber access to the code, only the right to the output of processed information. The code is executed on servers located in the United States and is not exported.

Regulations Relating to Drone Services

The UAS-based services we offer to customers within the United States are limited by federal laws and rulemaking, including the commercial drone regulations (Part 107) adopted by the U.S. Federal Aviation Administration (the “FAA”) at the end of August 2016. Our ability to develop and provide new services for use in the United States will be limited by federal law and regulations, which can be slow and subject to delays based on political turnover and disruptions in federal funding, among other reasons. The Part 107 rules limit the altitude, available airspace and weight of a drone and also requires the certification of remote pilots that can operate a drone for commercial purposes in the United States. We, or our customers, may seek waivers from the Part 107 rules for expanded operations; however, the processing of waivers is lengthy and uncertain. Political limits on the ability to issue new regulations could slow the growth of this market.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and similar anti-bribery and anti-kickback laws and regulations in other places where we do business. These laws and regulations generally prohibit companies and their intermediaries from offering or making improper payments to governmental, political and certain international organization officials for the purpose of obtaining, retaining or directing business. Our exposure for violating these laws and regulations increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

In addition, we are subject to, or are expected to facilitate our customers’ compliance with, environmental, health and safety laws and regulations in each of the jurisdictions in which we operate or sell our products. These laws and regulations govern, among other things, the handling and disposal of hazardous substances and wastes, employee health and safety and the use of hazardous materials in, and the recycling of, our products.”

Acquisition Related - Due to Related Party, page 48

4.	We note your revised disclosure in response to prior comment 25. Please revise your disclosure in this section to include the material terms of the Fifth Amendment, as discussed in the notes to your financial statements on page F-65.

RESPONSE: The Draft Registration Statement has been amended on page 48 to add the following disclosure:

“In connection with the Acquisition of Safe-Pro USA, on June 7, 2022, the Company agreed to assume a liability due to the former member of Safe-Pro USA and current President of Safe-Pro USA, Pravin Borkar of $2,193,901, which was further reduced to $1,622,540 to account for certain revenues not recognized since the performance obligation was not completed (See Note 2 – Revenue Recognition in the accompanying consolidated financial statements in this prospectus, under Safe-Pro USA for the 20% performance obligation) and other holdbacks. On April 11, 2024, the Company amended the Exchange Agreement to include the following:

1. Additional Consideration as follows: (i) If on or before March 31, 2026, Safe-Pro USA achieves $5,000,000 in revenue sourced by Pravin Borkar from the sale of Safe-Pro USA manufactured products (the “First Earnout Shares”), the Company shall issue to the members of Safe-Pro USA, the number of shares of Company common stock equal to $1, 250,000, valued at the greater of opening price on the date the Company’s common stock is listed for trading on a National Exchange and the closing price of such common stock on such National Exchange on the trading day immediately prior to Safe-Pro USA achieving the First Revenue Milestone, (ii) additionally, if on or before March 31, 2026, Safe-Pro USA achieves $7,500,000 in revenue sourced by Pravin Borkar from the sale of Safe-Pro USA manufactured products (the “Second Earnout Shares”), the Company shall issue to the members of Safe-Pro USA, the number of shares of Company common stock equal to $1,250,000, valued at the greater of opening price on the date the Company’s common stock is listed for trading on a National Exchange and the closing price of such common stock on such National Exchange on the trading day immediately prior to Safe-Pro USA achieving the Second Revenue Milestone, and (iii) if on or before March 31, 2026, Safe-Pro USA achieves $5,000,000 in revenue sourced by Pravin Borkar from the sale of Safe-Pro USA manufactured products, calculated from August 26, 2023, forward, the members of Safe-Pro USA will be entitled to a one-time payment in an amount equal to 10% of the net profits generated therefrom.

2. The amounts owed to Pravin Borkar as set forth in Section 3.12 of the Exchange Agreement shall be paid from the proceeds from the Contracts and Performance Bonds (as defined in the Exchange Agreement), less the ten percent commissions and expenses to each contract, (“BMD Proceeds”), with the Bangladesh Ministry of Defense. Any remaining amounts owed from this balance, after given effect to BMD Proceeds are not the responsibility of the Safe-Pro USA.

3. Obsolete inventory (prior to December 2020) as further identified by Mr. Borkar and Mr. Erdberg, will be assigned to Mr. Borkar.”

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By:	Cavas Pavri

Enclosures

cc:	Daniyel Erdberg, CEO, Safe Pro Group Inc.